Filed by WPS Resources Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: WPS Resources Corporation
Commission File Number: 1-11337

The following documents are being filed as part of this filing:

Document 1	News Release
Document 2	Transition Update
Document 3	Name Announcement Voicemail Script

[Document 1 - News Release]

(WPS Resources Corporation and Peoples Energy Logos)

News Release

WPS Resources and Peoples Energy Announce Integrys Energy Group, Inc. As Name For
Proposed Combined Company

Integrys Signifies Companies’ Commitment To Customer Service, Honest Operations, And
Serving The Communities In Which It Will Operate

Green Bay, WI, and Chicago, October 16, 2006 -- WPS Resources Corporation (NYSE: WPS) and Peoples Energy Corporation (NYSE: PGL) today announced Integrys (in-TEG-ris) as the name for a proposed combined company, subject to necessary regulatory and shareholder approvals. The companies announced the signing of a definitive merger agreement on July 10, 2006, and expect the transaction to close in the first calendar quarter of 2007. Earlier this month, the companies released the proposed organizational structure and new leadership of the combined company.

“In Integrys, we have a name that reflects our commitment to open and honest business practices, prudent decision-making and a strong financial foundation,” said Larry L. Weyers, 61, chairman, president, and CEO of WPS Resources and president and CEO of the new company. “These values will support the integration of the two companies and help us achieve our vision of becoming a stronger and more competitive, diversified energy company.

“Integrys also conveys the core values of our combined company,” Weyers added. “Our employees are customer-focused and work hard to provide energy solutions that benefit all our stakeholders - our customers, shareholders, and the communities we serve.”

Integrys will be the name of the new parent company, which will be listed on the New York Stock Exchange under the ticker symbol, TEG. The energy marketing subsidiary will be called Integrys Energy Services, Inc. The names of the operating subsidiaries will not change; these companies are Wisconsin Public Service Corporation, Upper Peninsula Power Company, Michigan Gas Utilities, Minnesota Energy Resources, Peoples Gas, and North Shore Gas.

The logo design and website for Integrys will be released upon the close of the transaction.

About WPS Resources Corporation

WPS Resources (NYSE: WPS), based in Green Bay, Wisconsin, is a holding company with five major subsidiaries providing electric and natural gas energy and related services in both regulated and non-regulated energy markets. Its largest subsidiary is Wisconsin Public Service Corporation, a regulated electric and natural gas utility serving northeastern Wisconsin and a portion of Michigan's Upper Peninsula. Wisconsin Public Service serves more than 425,000 electric customers and 308,000 natural gas customers. Another subsidiary, Upper Peninsula Power Company, is a regulated electric utility that serves approximately 52,000 electric customers in

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Michigan's Upper Peninsula. Michigan Gas Utilities Corporation is a regulated natural gas utility serving 161,000 customers in lower Michigan. Minnesota Energy Services Corporation is a regulated natural gas utility serving more than 200,000 customers throughout Minnesota.

WPS Resources' major non-regulated subsidiary consists of WPS Energy Services, Inc., a diversified non-regulated energy supply and services company serving commercial, industrial and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada. Its principal operations are in Illinois, Maine, Michigan, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. WPS Energy Services also owns and/or operates non-regulated electric generation facilities in Wisconsin, Maine, Pennsylvania, New York, and New Brunswick, Canada; steam production facilities in Arkansas and Oregon; and a partial interest in a synthetic fuel processing facility in Kentucky.

Visit the WPS Resources Web site at www.wpsr.com for additional information.

About Peoples Energy

Peoples Energy, (NYSE: PGL) a member of the S&P 500, is a diversified energy company consisting of three primary business segments: Gas Distribution, Oil and Gas Production, and Energy Assets & Energy Marketing. Peoples Gas and North Shore Gas, regulated utilities, deliver natural gas to about one million customers in the City of Chicago and 54 communities in northeastern Illinois. The company’s non-utility businesses include Peoples Energy Services (PESC) and Peoples Energy Production (PEP). PESC, launched in 1996, serves more than 25,000 customers. PESC provides a portfolio of products to manage energy needs of business, institutional and residential consumers in today's volatile and complex energy market. The company recently won approval to offer services in Michigan, Ohio and New York. PEP, founded in 1998, is primarily focused on acquiring proven, onshore reserves with upside potential in a limited number of strategic supply basins. Value is then added through drilling programs, production enhancements and reservoir optimization. The company’s acquisition and drilling efforts are primarily focused on natural gas. Visit the Peoples Energy website at www.peoplesenergy.com

# # #

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as “anticipate,” “expect,” “intend,” “may,” “could,” “project,” “believe” and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources’ and Peoples Energy’s periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this press release are based upon information presently available, and

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neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement includes a preliminary joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation in its definitive form when available. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or

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qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For More Information, Contact:

For WPS Resources Corporation:

Kerry Spees (Media)
Corporate Communications Leader
(800) 977 2250

Donna M. Sheedy (Investor Relations)
Manager, Investor Relations
(920) 433-1857

For Peoples Energy:

Rod Sierra (Media)
Vice President, Communications and Government Relations
(312) 240-4567

Douglas Ruschau (Investor Relations)
Vice President, Finance and Treasurer
(312) 240-3818

///END///

[Document 2 - Transition Update}

(WPS Resources Corporation and Peoples Energy logos)

1
Transition
Update

October 16, 2006

Introducing Integrys

The Name Recommendation Team is pleased to announce Integrys Energy Group, Inc., the new name for the holding company that will emerge when WPS Resources joins with Peoples Energy, pending the necessary shareholder and regulatory approvals. It is pronounced in-TEG-ris.

Remember, this name applies to the holding company and the non-regulated company, which will be called Integrys Energy Services, Inc. The names of the regulated operating subsidiaries will remain the same. Even though we won't necessarily use it every day, Integrys is a name we can all take pride in.

"Integrity, " "Energy, " and

"Integration "... We believe that

Integrys embodies the spirit of all of

these words, simply and effectively.

A company's name ismore than just a word — it reflects the core values of the organization, defines the company to its customers, shareholders and employees, and differentiates it from competitors. Representatives from WPS Resources and Peoples Energy made up the Name Recommendation Team and sought input from employees of both companies to find the name that best describes our organizations.

Employees submitted words like "Integrity" and "Honesty." "Service," "Quality," and "Value" were among the most prominent, too. The Name Recommendation Team considered these characteristics in its search for the right name. The Transition Committee and Larry Weyers reviewed the suggestions of the Name Recommendation Team and ultimately selected Integrys, which is meant to represent "Integrity," "Energy," and "Integration." We believe that Integrys embodies the spirit of all of these words, simply and effectively.

What does Integrys mean?
Integrys conveys the values our new company will embrace. It describes the type of company we are today, the way we do business, and who we want to be tomorrow:

•	Integrys is a growing family of companies focused on being a leader in providing energy and related services in the energy marketplace.

•
Integrys subsidiaries are more than just energy companies. They are customer-focused and get the job done. They roll up their sleeves and work with customers, as their energy partner, to provide energy solutions and offer the best value for them. shareholders, and the communities they call home.

•
Employees are proud to be a respected member of the team and know they work in an environment that provides competitive pay and benefits and offers career growth opportunities across a family of successful companies.

(continued on next page)

October 16, 2006
1

(WPS Resources Corporation and Peoples Energy logos)                                                                                 Transition Update continued

•
With Integrys, what you see is what you get. We are open and honestin our interactions and are prudent decision-makers, combining common sense with innovation to deliver the very best to our stakeholders.

•	As a community-focused company, Integrys enhances the quality of life in the communities we serve.

Ultimately, Integrys represents our commitment to quality service to customers, shareholders, and the communities in which we operate.

As we've said before, nothing will change until the transaction closes, at which time the holding company and non-regulated companies will adopt the new name and we'll roll out the new logo. Until then, you can find additional information about the name and the transition on PowerNet and PeoplesNet. And you can submit questions to transition@wpsr.com or via the "Answers to Your Questions" link on PeoplesNet.

Additional Information
This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement includes a preliminary joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation in its definitive form when available. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at WWW. sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

October 16, 2006
2

[Document 3 - Name Announcement Voicemail Script]

Name Announcement Voicemail Script

Good morning. This is Mark Radtke with an announcement for all employees of WPS Resources.

As leader to the Name Recommendation Team for the WPS-Peoples Energy transaction, I’m pleased to tell you that our new company will be known as “Integrys Energy Group, Inc.,” and the non-regulated, energy marketing subsidiary will be called “Integrys Energy Services, Inc.”

Integrys was inspired by terms like “integrity,” “energy,” and “integration.” It’s a strong name that signals our commitment to providing quality service, and our willingness to roll up our sleeves and do whatever it takes to get the job done.

Many thanks to everyone who participated in the development of the name Integrys, including all the individual employees who submitted ideas and suggestions.

Remember: nothing changes until the transaction closes, at which time the holding company and the non-regulated, energy marketing subsidiary will adopt the new name. The names of our regulated operating subsidiaries will remain the same.

I’m proud of the new name, and even prouder to be part of the team that is working together to build our new organization. I am confident that Integrys will soon set the standard as the leading provider of energy and energy related services in our marketplace.

Thank you.

* * *

Additional Information
This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling Investor Relations 312 240-4366.

Participants in the Proposed Transaction
WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.